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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   (AMENDMENT NO. 1 - ARCH HILL VENTURES N.V.)

                   (AMENDMENT NO. 4 - ARCH HILL CAPITAL N.V.)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         LITHIUM TECHNOLOGY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    536808306
                                 (CUSIP Number)

                               J. Michael Harrison
                         Davis, Matthews & Quigley, P.C.
                      3400 Peachtree Road N.E., Suite 1400
                                Atlanta, GA 30326
                            Telephone: (404)261-3900
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No 536808306

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
            Arch Hill Ventures N.V.
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2. Check the Appropriate box if a Member of a Group (See Instructions)
      (a)
      (b)
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3. SEC Use Only

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4. Source of Funds (See Instructions)     OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)

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6. Citizenship or Place of Organization   The Netherlands

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      7. Sole Voting Power

      -----------------------------------------------------------------------
      8. Shared Voting Power              111,340,524

      -----------------------------------------------------------------------
      9. Sole Dispositive Power

      -----------------------------------------------------------------------
      10. Shared Dispositive Power        111,340,524

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11. Aggregate Amount Beneficially Owned By Each Reporting Person     111,340,524

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)      55.79%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
            CO
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CUSIP No 536808306

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
            Arch Hill Capital N.V.
--------------------------------------------------------------------------------
2. Check the Appropriate box if a Member of a Group (See Instructions)
      (a)
      (b)
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)     WC

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization   The Netherlands

--------------------------------------------------------------------------------
      7. Sole Voting Power                63,422,087

      -----------------------------------------------------------------------
      8. Shared Voting Power              111,340,524

      -----------------------------------------------------------------------
      9. Sole Dispositive Power           63,422,087

      -----------------------------------------------------------------------
      10. Shared Dispositive Power        111,340,524

--------------------------------------------------------------------------------
11.Aggregate Amount Beneficially Owned By Each Reporting Person      174,762,611

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

--------------------------------------------------------------------------------
13. Percent of class Represented by Amount in Row (11)      73.10%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)             CO

--------------------------------------------------------------------------------


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This statement on Schedule 13D constitutes Amendment No. 1 to the Schedule 13D
(the "Arch Hill Ventures Amendment") by Arch Hill Ventures N.V. ("Arch Hill Ventures") and Amendment No. 4 to the Schedule 13D (the "Arch Hill Capital Amendment") filed by Arch Hill Capital N.V. ("Arch Hill Capital") and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Arch Hill Ventures.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 is hereby amended and supplemented to add the following:

            Under a Share Exchange Agreement which closed on December 13, 2002 (the "Second Share Exchange") Arch Hill Ventures acquired in a private transaction 40,000 shares of Series A Preferred Stock of the Issuer that are convertible, in the aggregate, into 44,536,210 shares of Issuer Common Stock. The consideration for such preferred shares were shares of GAIA Holding B.V. ("GAIA Holding") owned by Arch Hill Ventures constituting 40% of the outstanding shares of GAIA Holding. GAIA Holding is the beneficial owner of 100% of the outstanding shares of GAIA Akkumulatorenwerke GmbH ("GAIA"). For a further description of the Share Exchange see Item 6.

ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 is hereby amended and supplemented to add the following:

      (a), (b), (e), (f) As described in Item 3 and Item 6, on December 13,
            2002 Arch Hill Ventures acquired 40,000 shares of the Issuer's Preferred Stock that are convertible into 44,536,210 shares of the Issuer's Common Stock, in exchange for 40% of the outstanding shares of GAIA Holding owned by Arch Hill Ventures.

      (d)   See Item 6.

      (g) In the Second Share Exchange the Issuer issued to Arch Hill Ventures 40,000 shares of Issuer Series A Preferred Stock. Each share of the Series A Preferred Stock is convertible at the option of the holder thereof into 1,113.40524 shares of Issuer common stock at any time following the authorization and reservation of a sufficient number of shares of Issuer common stock by all requisite action, including action by the Issuer's Board of Directors and by the Issuer's shareholders, to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer common stock.

            Each share of the Series A Preferred Stock will automatically be converted into 1,113.40524 shares of Issuer common stock one year following the authorization and reservation of a sufficient number of shares of Issuer common stock to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer common stock. The 40,000 shares of Series A Preferred Stock issued in the Second Share Exchange are convertible, in the aggregate, into 44,536,210 shares of Issuer common stock.

            The shares of Series A Preferred Stock are entitled to vote together with the


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            common stock on all matters submitted to a vote of the holders of the common stock. On all matters as to which shares of common stock or shares of Series A Preferred Stock are entitled to vote or consent, each share of Series A Preferred Stock is entitled to the number of votes (rounded up to the nearest whole number) that the common stock into which it is convertible would have if such Series A Preferred Stock had been so converted into common stock as of the record date established for determining holders entitled to vote, or if no such record date is established, as of the time of any vote on such matters. Each share of Series A Preferred Stock is initially entitled to the number of votes that 1,114 shares of common stock would have.

            In addition to the voting rights provided above, as long as any shares of Series A Preferred Stock are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series A Preferred Stock, voting as a separate class, will be required in order for Issuer to:

            (i) amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of the Series A Preferred Stock or any other provision of Issuer Charter or Bylaws, in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock;

            (ii) issue any shares of capital stock ranking prior or superior to, or on parity with, the Series A Preferred Stock; or

            (iii) subdivide or otherwise change shares of Series A Preferred
                  Stock into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise.

            The Series A Preferred Stock ranks on a parity with the common stock as to any dividends, distributions or upon liquidation, dissolution or winding up, in an amount per share equal to the amount per share that the shares of common stock into which such Series A Preferred Stock are convertible would have been entitled to receive if such Series A Preferred Stock had been so converted into common stock prior to such distribution.

            The issuance of the Series A Preferred Stock by the Issuer to Arch Hill Ventures may impede the acquisition of control of the Issuer by any person. The 174,762,611 shares of LTC common stock beneficially owned by Arch Hill Capital constitutes approximately 73% of the Issuer's common stock on an as-converted basis. Accordingly, Arch Hill Capital is a controlling stockholder and is able to control the outcome of most matters submitted to the Issuer's stockholders for approval, including the election of the Issuer's directors, any amendments to the Certificate of Incorporation of the Issuer or a merger, sale of assets or other significant transaction without the approval of other stockholders of the Issuer. In addition, Arch Hill Capital controls a majority of the voting power of GAIA Holding and GAIA by virtue of its ownership of a controlling interest in the Issuer. As a result, Arch Hill Capital has an effective veto power over corporate transactions by the Issuer, GAIA Holding or GAIA which management or non-control stockholders of such entities might desire.

           The Reporting Person has no plans or proposals which relate to Items
            4 (c), (h), (i) or (j).


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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended and supplemented to add the following:

      (a)   (i)   Arch Hill Capital is the beneficial owner of 174,762,611
                  shares of Issuer's Common Stock representing approximately
                  73.10% of Issuer's Common Stock consisting of (1) 23,932,087 shares of Issuer common stock held by Arch Hill Capital
                  (issued upon conversion of $1,914,567 of bridge notes held by Arch Hill Capital at the closing of the First Share Exchange,
                  (as defined in Item 6)); (2) $3.94 million in principal of Issuer convertible notes held by Arch Hill Capital convertible at any time into 39,490,000 shares of Issuer common stock at $.10 per share (together with the 23,932,087 shares held by Arch Hill Capital the "Arch Hill Capital Shares"); and (3)
                  100,000 shares of Issuer's Series A Preferred Stock held by
                  Arch Hill Ventures (issued in the First Share Exchange and the
                  Second Share Exchange) which are entitled to 1,114 votes per share and are convertible into 111,340,524 shares of Issuer's common stock (the "Arch Hill Ventures Shares").

            (ii) Arch Hill Ventures is the beneficial owner of 100,000 shares of Issuer's Preferred Stock that are convertible, in the aggregate, into 111,340,524 shares of Issuer's Common Stock constituting 55.79% of Issuer's outstanding shares.

      (b) The Arch Hill Capital Shares are owned directly by Arch Hill Capital, with Arch Hill Capital having the sole power to vote and dispose of the Arch Hill Capital Shares. The Arch Hill Ventures Shares are owned directly by Arch Hill Ventures. Arch Hill Ventures has the power to vote and dispose of the Arch Hill Ventures Shares. Arch Hill Capital controls Arch Hill Ventures and also has the power to vote and dispose of the Arch Hill Ventures Shares.

      (c) In the Second Share Exchange Arch Hill Ventures acquired in a private transaction 40,000 shares of Series A Preferred Stock of the Issuer that are convertible, in the aggregate, into 44,536,210 shares of Issuer Common Stock. The consideration for such preferred shares were shares of GAIA Holding owned by Arch Hill Ventures constituting 40% of the outstanding shares of GAIA Holding.

            Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

      (d)  and (e)  Not applicable.


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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF ISSUER

            Item 6 is hereby amended and supplemented to add the following:

            SHARE EXCHANGE

            On December 13, 2002 the Issuer and Arch Hill Ventures closed the Second Share Exchange pursuant to which Issuer acquired 40% of the outstanding shares of GAIA Holding held by Arch Hill Ventures. As previously reported, on October 4, 2002, Arch Hill Ventures transferred to the Issuer shares of GAIA Holding that constitute 60% of the outstanding shares of GAIA Holding, and the Issuer issued to Arch Hill Ventures 60,000 shares of Issuer Series A Preferred Stock that are convertible into 66,804,314 shares of Issuer common stock (the "First Share Exchange").

            As a result of the First Share Exchange and the Second Share Exchange, the Issuer holds 100% of the outstanding shares of GAIA Holding which in turn is the beneficial owner of 100% of the outstanding shares of GAIA.

            ISSUER SERIES A PREFERRED STOCK ISSUED IN THE SHARE EXCHANGE

            In the Second Share Exchange the Issuer issued to Arch Hill Ventures 40,000 shares of Issuer Series A Preferred Stock. Each share of the Series A Preferred Stock is convertible at the option of the holder thereof into 1,113.40524 shares of Issuer common stock at any time following the authorization and reservation of a sufficient number of shares of Issuer common stock by all requisite action, including action by the Issuer's Board of Directors and by the Issuer's shareholders, to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer common stock.

            Each share of the Series A Preferred Stock will automatically be converted into 1,113.40524 shares of Issuer common stock one year following the authorization and reservation of a sufficient number of shares of Issuer common stock to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer common stock. The shares of Series A Preferred Stock issued in the Second Share Exchange are convertible, in the aggregate, into 111,340,524 shares of Issuer common stock.

            The shares of Series A Preferred Stock are entitled to vote together with the common stock on all matters submitted to a vote of the holders of the common stock. On all matters as to which shares of common stock or shares of Series A Preferred Stock are entitled to vote or consent, each share of Series A Preferred Stock is entitled to the number of votes (rounded up to the nearest whole number) that the common stock into which it is convertible would have if such Series A


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            Preferred Stock had been so converted into common stock as of the record date established for determining holders entitled to vote, or if no such record date is established, as of the time of any vote on such matters. Each share of Series A Preferred Stock is initially entitled to the number of votes that 1,114 shares of common stock would have.

            In addition to the voting rights provided above, as long as any shares of Series A Preferred Stock are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series A Preferred Stock, voting as a separate class, will be required in order for Issuer to:

            (i) amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of the Series A Preferred Stock or any other provision of Issuer Charter or Bylaws, in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series A Preferred Stock;

            (ii) issue any shares of capital stock ranking prior or superior to, or on parity with, the Series A Preferred Stock; or

            (iii) subdivide or otherwise change shares of Series A Preferred Stock into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise.

            The Series A Preferred Stock ranks on a parity with the common stock as to any dividends, distributions or upon liquidation, dissolution or winding up, in an amount per share equal to the amount per share that the shares of common stock into which such Series A Preferred Stock are convertible would have been entitled to receive if such Series A Preferred Stock had been so converted into common stock prior to such distribution.

            ISSUER BOARD OF DIRECTORS

            On November 26, 2002, the Issuer appointed Dr. Franz J. Kruger (Chief Executive Officer of GAIA) as President and Chief Operating Officer of the Issuer. The Issuer's Directors also approved the expansion of the Board of Directors of the Issuer from five to nine members and the appointment of the following four additional directors designated by Arch Hill Ventures under the First Share Exchange Agreement, as of November 26, 2002: Dr. Franz Kruger, Mr. Ralf Tolksdolf, the Chief Financial Officer of the Issuer since November 18, 2002 and Chief Financial Officer of GAIA, Mr. Harry H. van Andel, Chief Executive Officer of Arch Hill Capital and Dr. Marnix Snijder, University Professor and International Financial/Tax Consultant.


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            REGISTRATION RIGHTS

            Arch Hill Ventures has the following registration rights, at the Issuer's expense, with respect to the Issuer's common stock issuable upon conversion of the Series A Preferred Stock issued in the Second Share Exchange: (i) upon the request of the holders of at least 50% of the convertible notes or Preferred Stock, one demand registration, (ii unlimited piggyback rights, and (iii) rights to register shares in up to three shelf offerings pursuant to Form S-3. All registration rights will terminate when the underlying common stock may be sold under Rule 144(k).

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 is hereby amended and supplemented to add the following:

            Exhibit 5 - Share Exchange Agreement, dated as of November 25, 2002, by and between Lithium Technology Corporation and Arch Hill Ventures N.V. [Schedules omitted]


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December  13, 2002                 ARCH HILL CAPITAL N.V.



                                          By: /s/ H.H. van Andel
                                              ---------------------------------
                                              H. H. van Andel
                                              Chief Executive Officer

Dated: December  13, 2002                 ARCH HILL VENTURES N.V.



                                          By: /s/ H.H. van Andel
                                              ---------------------------------
                                              H. H. van Andel
                                              Executive Officer
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                                Index to Exhibits

            Exhibit 5 - Share Exchange Agreement, dated as of November 25, 2002, by and between Lithium Technology Corporation and Arch Hill Ventures N.V. [schedules omitted]

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